T. ROWE PRICE HIGH YIELD FUND, INC.

ARTICLES SUPPLEMENTARY

CLASSIFYING AND RECLASSIFYING AUTHORIZED STOCK

T. Rowe Price High Yield Fund, Inc., a Maryland corporation, having its principal office in Baltimore City, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article Fifth of the Charter of the Corporation, the Board of Directors has duly reclassified the classes of Common Stock set forth in the column "Old Classes" below by changing the name of such classes of Common Stock to the name set forth in the column "New Classes" below. Each of such classes is hereinafter referred to as an "Existing Class" and collectively as the "Existing Classes."

OLD NAME OF CLASSES	NEW NAME OF CLASSES
High Yield Fund	T. Rowe Price High Yield Fund— 1
High Yield Fund-Advisor Class	T. Rowe Price High Yield Fund-Advisor Class— 1

SECOND: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article Fifth of the Charter of the Corporation, the Board of Directors has duly classified a number of shares of its unissued Common Stock (determined in connection with the THIRD paragraph below) into 2 new Classes of Common Stock to be designated as set forth below. Each of such classes is hereinafter referred to as a "New Class" and collectively as the "New Classes."

T. Rowe Price High Yield Fund
T. Rowe Price High Yield Fund-Advisor Class

THIRD: After giving effect to the foregoing classification and reclassification, the Board of Directors has heretofore duly divided and classified an aggregate of 1,000,000,000 shares of the unissued Common Stock of the Corporation into the following classes on the dates indicated in the parentheses following the names of the respective classes:

T. Rowe Price High Yield Fund — 1 (October 8, 1994 and May 19, 2004)
T. Rowe Price High Yield Fund-Advisor Class— 1 (March 14, 2000 and May 19, 2004)
T. Rowe Price High Yield Fund (October 8, 1994 and May 19, 2004)
T. Rowe Price High Yield Fund-Advisor Class (March 14, 2000 and May 19, 2004)

Each such class shall consist, until further changed, of the lesser of (x) 1,000,000,000 shares or (y) the number of shares that could be issued by issuing all of the shares of any class currently or hereafter classified less the total number of shares then issued and outstanding in all of such class. Except as set forth below, all shares of each class have the powers, preferences, other special rights, qualifications, restrictions, and limitations set forth in the Charter. The Board of Directors also has provided for the issuance of the shares of each such class.

FOURTH: The following is a description of the preferences, conversion and other rights, powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each class of Common Stock of each New Class and any other class of Common Stock established after the date hereof. Except as set forth in this Article FOURTH below, all shares of each New Class and any other class of Common Stock established after the date hereof shall have the powers, preferences, other special rights, qualifications, restrictions, and limitations set forth in the Charter.

(a) Expenses uniquely related to the shares of Common Stock of the T. Rowe Price High Yield Fund Advisor Class (including, without limitation, distribution expenses under a Rule 12b-1 plan and administrative expenses under an administration or service agreement, plan or other arrangement, however designated) shall be borne by that Class, and shall be appropriately reflected (in the manner determined by the Board of Directors) in the net asset value, dividends, distribution and liquidation rights of the shares of that Class, all as the Board of Directors may determine by resolution from time to time, and shall be described in the prospectus or statement of additional information for such Class as and to the extent required by the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

(b) As to any matter with respect to which a separate vote of any Class is required by the Investment Company Act (including, without limitation, approval of any plan, agreement or other arrangement referred to in subsection (a) above), such requirement as to a separate vote by that Class shall apply in lieu of any voting requirements established by the Maryland General Corporation Law. As to any matter which does not affect the interest of the T. Rowe Price High Yield Fund Advisor Class, only the holders of shares of the affected Class or Classes shall be entitled to vote.

(c) With respect to all shares of each New Class, the following clause shall apply in lieu of Section 2.02 of Article SEVENTH of the Charter:

"2.02 Price. Shares of each New Class shall be redeemed at their net asset value determined as set forth in Section III of this Article SEVENTH as of such time as the Board of Directors shall have theretofore prescribed by resolution, less such redemption fee or sales charge, if any, as may be established by the Board of Directors in its sole discretion and disclosed in the current Prospectus or Statement of Additional Information for the Corporation. In the absence of such resolution, the redemption price of shares deposited shall be the net asset value of such shares next determined as set forth in Section III of this Article SEVENTH after receipt of such application."

FIFTH: The shares aforesaid have been duly classified and reclassified by the Board of Directors pursuant to authority and power contained in the Charter of the Corporation or as expressly permitted by Section 2-605 of the Maryland General Corporation Law to be made without action by the stockholders. These Articles Supplementary do not increase the aggregate authorized capital stock of the Corporation.

IN WITNESS WHEREOF, T. Rowe Price High Yield Fund, Inc. has caused these Articles to be signed in its name and on its behalf by its Vice President and witnessed by its Secretary on May 19, 2004.

WITNESS:T. ROWE PRICE HIGH YIELD FUND, INC.

/s/Patricia B. Lippert/s/Henry H. Hopkins

_____________________________By:_______________________________

Patricia B. Lippert, SecretaryHenry H. Hopkins, Vice President

THE UNDERSIGNED, Vice President of T. Rowe Price High Yield Fund, Inc., who executed on behalf of the Corporation Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/Henry H. Hopkins ______________________________

Henry H. Hopkins, Vice President